Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc. Commission File No.: 1-15607

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife has filed a registration statement on Form F-4 on November 6, 2003 containing a preliminary proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the preliminary proxy statement/prospectus regarding the merger and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The preliminary proxy statement/prospectus on file with the SEC and the definitive proxy statement/prospectus and other relevant material (when they become available), and any other documents filed by Manulife or John Hancock with the SEC will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting notice, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of potential participants is included in the preliminary proxy statement/prospectus on file with the SEC and will be included in the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

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The following is an excerpt from “The Quarterly”, the quarterly newsletter of the U.S. division of Manulife Financial Corporation.

Global News

Big Things to Come: Manulife Financial & John Hancock Announce Merger

In September, Manulife Financial Corporation and John Hancock Financial Services, Inc. announced their plans to merge the two corporations, creating one of the world’s largest life insurance companies, whose combined competitive advantage will be marked by its financial strength and the diversity and depth of its operations. The respective Boards of Directors each unanimously agreed to a tax-free, stock-for-stock merger of the companies, creating a leading global insurance franchise, valued at approximately $25.6 billion.1

“In order to achieve our vision of being the most professional life insurance company in the world, growth in the global financial services marketplace is imperative,” said Dominic D’Alessandro, President & CEO of Manulife Financial

Corporation. “This growth has been a much-discussed goal over the past few years, as success in our competitive and mature industry has increasingly hinged on scale, size, and execution skills. Merging with John Hancock will help us to achieve this growth and establish us as an undisputed industry leader with significant competitive advantages.”

“This merger is about two exceptionally strong companies whose products, distribution, and markets complement each other,” said John D. DesPrez III, Chairman and President, Manulife USA. “Together they create an organizational whole that is greater than the sum of its parts, combining our product lines, distribution networks, and markets to create an exceptionally complete and diversified company.”

An Exceptional Transaction for Both Companies

Manulife Goals	Hancock Goals

Expand Scale	Expand Scale
Leadership in US, Canada, and Asia	Build in Growth Markets
Expand Distribution	Diversify Earnings
Diversify Products	Rebalance Risk Profile
Greater US Brand Awareness

What will the new company look like?

Dominic D’Alessandro will remain President & CEO of the combined entity, with its global headquarters still located in Toronto. Reporting to Dominic D’Alessandro will be the new Chief Operating Officer and future President of Manulife, David D’Alessandro, whose appointment to President will take effect 12 months after the transaction closes. David D’Alessandro will remain Chairman and CEO of John Hancock, while directing the combined company’s North American retail and group businesses, headquartered in Boston. John Hancock’s Canadian subsidiary, Maritime Life, will become part of the integrated Canadian division of Manulife, still led by Bruce Gordon and located in Waterloo, Ontario, but as part of the North American Division.

In the U.S., also a part of the North American Division, current Manulife USA Chairman and President John D. DesPrez III will lead the Wealth Management Division, consisting of the combined businesses of Variable Annuities, Fixed Annuities, Mutual Funds, 401(k)s, College Savings, and Managed Accounts. Jim Benson, Senior Executive Vice President – Retail for John Hancock, will head the Protection Division and its businesses of Individual Insurance, Long Term Care, and COLI/BOLI. Both Mr. DesPrez and Mr. Benson will report to David D’Alessandro.

John Hancock will become the primary brand for retail and group products and services in the United States. Where appropriate, however, certain Manulife products will continue to be marketed in the U.S. under their own brand. In Canada, Manulife will be the primary brand, with only select products continuing to be marketed under the Maritime Life brand.

“This is an exciting time for every employee in the U.S. Division. The merger with John Hancock is a fantastic opportunity for our company to grow and expand its presence throughout North America,” said Mr. DesPrez. “It is also an excellent opportunity for U.S. Division employees to be a part of a dynamic and leading force in the industry, and I am looking forward to taking on this new role to help establish our Wealth Management businesses as leaders in their markets.”

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Why John Hancock?

As with any decision of this magnitude, the choice of a merger partner was a closely researched and analyzed matter. In the end, the merger with John Hancock was the most compelling scenario based on our diverse strengths and mutual needs. Within the U.S., this merger will create a leading insurance franchise and bring three new complementary products to Manulife: long-term care, fixed annuities, and mutual funds. It will also generate new and diverse distribution channels – a captive agency force for Protection and Wealth Management and the M Group for Protection – and add the retail brand identity Manulife has been seeking, as a recent study placed John Hancock’s brand name awareness among consumers at 95%.

As a whole, we will become #4 in market share and a top player in all of our major businesses. We will have a combined net income of $1.4 billion based on 2002 net income and combined assets under management of $246 billion as at June 30, 2003.

Complementary Product Lines

Protection	JHF	MFC
Life Insurance	✓	✓
Long-term Care	✓

Wealth Management
401(k) Plans		✓
Variable Annuities		✓
Fixed Annuities	✓
Mutual Funds	✓
College Savings		✓
Managed Accounts		✓

What does this mean to you?

First, it is important to remember that no major changes will be occurring overnight. After the announcement of the merger, a regulatory process began that could take from four to seven months to complete. During this time, John Hancock shareholders will also be asked to approve this merger. Although integration planning has already begun, the merger itself will not occur until some time in the first half of 2004, and the actual integration will take approximately two years to complete.

Throughout this process, Manulife remains committed to its employees, promising to treat all employees in each organization with honesty and respect; communicate to employees as soon as decisions are finalized in an open, honest, clear, and concise manner; create avenues for easy, two-

way communication; implement a controlled hiring process during the integration of the companies to ensure as many current employees as possible have opportunities in the combined organization; and recognize the continuous service of employees from each organization.

This commitment is echoed in the pledge of Dominic D’Alessandro, who reminds us that, as always, “our primary focus will be on maintaining service to our customers.” And that, he stresses, “requires talented, engaged employees.”

For more information on the merger, please visit @mfc.

1 All amounts in US dollars unless otherwise noted.

Forward- Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife’s and John Hancock’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s businesses, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward- looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward- looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40- F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10- K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10- Q and other documents filed by Manulife and John Hancock with the United States Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger- related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward- looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F- 4 containing a proxy statement/ prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for its stockholders, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/ prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/ prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/ prospectus and other documents free of charge by directing their requests to John Hancock Financial Services, Inc. Shareholder Services, c/ o EquiServe, L. P., P. O. Box 43015, Providence, RI 02940- 3015, (800- 333- 9231) or to Manulife Financial Corporation Investor Relations, 200 Bloor Street East, NT- 7, Toronto, Ontario, M4W 1E5, Canada, (800- 795- 9767).

Manulife, John Hancock, and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40- F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

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